Exhibit 99.1

NaaS Technology Inc. Reports

Adjusted Unaudited 2022 Second Quarter and Interim Financial Results

BEIJING, China, March 27, 2023 (GLOBE NEWSWIRE) – NaaS Technology Inc. (“NaaS” or the “Company”) (Nasdaq: NAAS), one of the largest and fastest growing electric vehicle charging service providers in China, today reported its adjusted unaudited financial results for the quarter and six months ended June 30, 2022.

The Company has adjusted its unaudited financial results for the quarter and six months ended June 30, 2022 originally reported on August 22, 2022 to correct the presentation of revenues to be consistent with the Company's recognition and measurement policy for each class of revenues and reflect other adjustments that the Company found necessary or appropriate, including mainly the following:

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revising the presentation of gross revenues, incentive to end-users, and net revenues.
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revising the measurement policy for revenue from membership program and full station operation.
•
updating IFRIC 23 provisions on corporate income tax.
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updating certain value added tax (“VAT”) related balances, revising the method of estimating the recoverability of uncollected input VAT receipts, and adjusting previously recognized provision.
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revising to recognize the share-based compensation related to the share awards granted by Newlink Technology Limited to certain of our employees.
•
updating share-based compensation and equity-settled listing costs.
•
reclassifying between expenses and between balance sheet line items.

The unaudited financial results for the quarter and six months ended June 30, 2022 reported below reflect the above adjustments.

In addition, the Company has restated (i) the combined financial statements of Dada Auto Inc. as of and for the years ended December 31, 2020, and 2021, and (ii) the pro forma condensed combined statement as of and for the year ended December 31, 2021, each included in the Company’s shell company report on Form 20-F originally filed with the SEC on June 16, 2022 (the “Shell Company Report”). Such restated financial statements are included in the Amendment No. 1 to the Shell Company Report filed by the Company on March 27, 2023.

Second Quarter 2022 and First Half 2022 Financial Highlights:

•
Net revenues grew by 558% year over year and reached RMB21.8 million (US$3.3 million) in the second quarter of 2022. Net revenues of the first half of 2022 were RMB36.5 million (US$5.5 million), increasing by 592% year over year1.

1 In accordance with the IFRS rules, Dada Auto was considered for accounting purposes to be the successor company upon the consummation of the Merger Transactions (defined below) and consequently the Company reports the financial results of Dada Auto as the Company’s historical financial results for the three and six months ended June 30, 2021.

•
Total operating costs were RMB533.8 million (US$79.7 million) in the second quarter of 2022 and RMB640.0 million (US$95.5 million) in the first half of the year, as compared with RMB85.9 million and RMB122.3 million for the same periods of 2021,respectively.
•
Net loss was RMB575.4 million (US$85.9 million) for the second quarter of 2022 and RMB671.3 million (US$100.2 million) for the first half of 2022, as compared to net loss of RMB85.4 million and RMB120.6 million for the same periods of 2021, respectively.
•
Non-IFRS net loss2 was RMB91.6 million (US$13.7 million) in the second quarter of 2022 and RMB148.9 million (US$22.2 million) for the first half of 2022, representing a year over year increase of 7% and 23%, respectively.

Second Quarter and First Half 2022 Financial Results:

Net Revenues

Net revenues reached RMB36.5 million (US$5.5 million) in the first half year of 2022, including RMB21.8 million (US$3.3 million) in the second quarter, representing an increase of 592% and 558% year over year respectively. The rapid increase was mainly the result of increases in platform order volumes and continued improvements in operations.

Net revenues from online EV charging solutions contributed RMB19.3 million (US$2.9 million) in the first half of the year and RMB11.7 million (US$1.7 million) in the second quarter of 2022, with growth rates of 440% and 404% year over year respectively. The increase was primarily attributable to an overall increase of charging volume completed through NaaS’ network.

Offline EV charging net revenues increased significantly by 972% year over year to RMB17.0 million (US$2.5 million) in the first half year of 2022, including RMB10.0 million (US$1.5 million) generated in the second quarter, which grew by 973% from the same period of 2021. The increase was primarily driven by the growth in the full station operation business as well as the hardware procurement business.

Net revenues from non-charging solutions and other services increased by 56% year over year to RMB0.2 million (US$27 thousand) in the first half year of 2022, primarily due to the growth of the online advertisement business. The revenue generated in the second quarter was RMB0.1 million (US$15 thousand), representing an increase of 76% year over year.

2Non-IFRS net loss was arrived at after excluding equity-settled listing costs, share-based compensation expenses, fair value changes of convertible and redeemable preferred shares and fair value changes of financial assets at fair value through profit or loss. Please refer to the section titled "Unaudited reconciliations of IFRS and non-IFRS results" for details.

Operating costs

Total operating costs were RMB640.0 million (US$95.5 million) in the first half of the year and RMB533.8 million (US$79.7 million) in the second quarter of 2022, as compared with RMB122.3 million and RMB85.9 million for the same periods of 2021. The significant increase was mainly due to the Company recording RMB298.0 million (US$44.5 million) of equity-settled listing costs and RMB166.7 million (US$24.9 million) of share-based compensation expenses in the first half of 2022.

Cost of revenues in the first half year of 2022 was RMB35.7 million (US$5.3 million), increasing by 473% year over year. Cost of revenues for the second quarter of 2022 was RMB25.0 million (US$3.7 million), increasing by 657% year over year. The increases were primarily due to the increase in technical and information service fee, as the Company has involved a third party to provide data service since April, 2022.

Selling and marketing expenses in the first half of 2022 were RMB99.0 million (US$14.8 million), remaining relatively stable as compared with the first half of 2021. Selling and marketing expenses were RMB52.6 million (US$7.8 million) in the second quarter of 2022, representing a decrease of 23% year over year. The decrease was the result of decreased marketing and promotion fees, partly offset by an increase in labor costs.

Administrative expenses increased to RMB491.2 million (US$73.3 million) in the first half of 2022, as compared to RMB11.2 million for the same period of 2021. RMB449.7 million (US$67.1 million) was recorded in the second quarter of 2022, as compared with RMB6.5 million for the same period of 2021. The significant increase was mainly due to the Company recording RMB298.0 million of equity-settled listing costs which occurred during the Merger Transactions (defined below), and a total of RMB166.7 million (of which RMB122.9 million occurred in the second quarter) of share-based compensation expenses.

Research and development expenses were RMB14.1 million (US$2.1 million) in the first half of 2022, remaining relatively stable compared with the same period of 2021. Research and development expenses were RMB6.5 million (US$1.0 million) in the second quarter of 2022, representing a 17% decrease year over year, which was mainly attributable to a reduction in in-house research and development personnel costs.

Finance costs

Finance costs were RMB9.3 million (US$1.4 million) in the first half of 2022, and a RMB0.4 million (US$0.1 million) of finance costs occurred in the second quarter, compared with finance costs of RMB0.3 million and RMB0.2 million for the same periods of 2021, respectively. The increase of finance costs was primarily attributable to spending in financing activities.

Income tax expenses

Income tax expenses were RMB3.6 million (US$0.5 million) in the first half of 2022, compared with income tax expenses of RMB3.3 million in the first half of 2021.

Net loss and non-IFRS net loss

Net loss for the first half of 2022 was RMB671.3 million (US$100.2 million), and for the second quarter was RMB575.4 million (US$85.9 million), as compared with net loss of RMB120.6 million and RMB85.4 million for the same periods of 2021. The significant increase was mainly due to the recorded equity-settled listing costs, share-based compensation expenses and fair value changes of convertible and redeemable preferred shares in 2022. Non-IFRS net loss was RMB148.9 million (US$22.2 million) for the first half year of 2022 and RMB91.6 million (US$13.7 million) for the second quarter of 2022, representing a year to year increase of 23% and 7%, respectively, from the same periods of 2021. Please refer to the section titled "Unaudited reconciliations of IFRS and non-IFRS results" for details.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit/loss for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. NaaS believes that non-IFRS net profit/loss helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. NaaS believes that non-IFRS net profit/loss for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit/loss for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit/loss for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit/loss for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. NaaS encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit/loss for the period represents profit/loss for the period excluding equity-settled listing costs, share-based compensation expenses, fair value changes of convertible and redeemable preferred shares, and fair value changes of financial assets at fair value through profit or loss.

Merger Transactions

On June 10, 2022, RISE Education Cayman Ltd, the Company’s predecessor, completed the merger and other related transactions (the “Merger Transactions”) with Dada Auto Inc. (“Dada”), as a result of which Dada became a wholly-owned subsidiary of the Company and the Company assumed and began conducting the principal business of Dada. The name of the Company was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” and its ticker was changed from “REDU” to “NAAS.”

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. NaaS provides one-stop services to charging pile manufacturers and operators, OEMs, companies with their own delivery fleets as well as fleet operators, with online, offline, and non-electric services covering the whole value chain across the EV sector. As of December 31, 2022, NaaS had connected over 515,000 chargers. In 2022, charging volume transacted through Company's network reached 2,753 GWh and gross transaction value reached RMB2,701 million, representing an increase of 123% and 126% compared with 2021, respectively. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the ongoing COVID-19 pandemic and the effects of government and other measures seeking to contain its spread; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

Email: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
(In thousands, except for share and per share data)	RMB	RMB	US$	RMB	RMB	US$

Net Revenues from Online EV Charging Solutions	2,324	11,722	1,750	3,576	19,327	2,885
Net Revenues from Offline EV Charging Solutions	930	9,980	1,490	1,589	17,039	2,544
Net Revenues from Non-Charging Solutions and Other Services	59	104	15	114	178	27
Net Revenues	3,313	21,806	3,255	5,279	36,544	5,456
Other gain, net	17	1,927	288	88	2,608	389

Operating costs
Cost of revenues	(3,297)	(24,960)	(3,726)	(6,224)	(35,671)	(5,326)
Selling and marketing expenses	(68,215)	(52,562)	(7,847)	(90,793)	(99,041)	(14,786)
Administrative expenses	(6,509)	(449,688)	(67,137)	(11,188)	(491,191)	(73,333)
Research and development expenses	(7,852)	(6,547)	(977)	(14,118)	(14,052)	(2,098)
Total operating costs	(85,873)	(533,757)	(79,687)	(122,323)	(639,955)	(95,543)

Operating loss	(82,543)	(510,024)	(76,144)	(116,956)	(600,803)	(89,698)
Finance costs	(163)	(420)	(63)	(331)	(9,260)	(1,383)
Fair value changes of convertible and redeemable preferred shares	—	(64,525)	(9,633)	—	(59,393)	(8,867)
Fair value changes of financial assets at fair value through profit or loss	—	1,753	262	—	1,753	262
Net loss before income tax	(82,706)	(573,216)	(85,578)	(117,287)	(667,703)	(99,686)
Income tax expenses	(2,670)	(2,165)	(323)	(3,346)	(3,579)	(534)
Net loss for the year	(85,376)	(575,381)	(85,901)	(120,633)	(671,282)	(100,220)
Net loss attributable to:
Equity holders of the Company	(85,376)	(575,381)	(85,901)	(120,633)	(671,282)	(100,220)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company (Expressed in RMB per share)
Basic	(518.20)	(0.32)	(0.05)	(732.19)	(0.39)	(0.06)
Diluted	(518.20)	(0.32)	(0.05)	(732.19)	(0.39)	(0.06)

Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(5,182.00)	(3.16)	(0.47)	(7,321.86)	(3.86)	(0.58)
Diluted	(5,182.00)	(3.16)	(0.47)	(7,321.86)	(3.86)	(0.58)

Weighted average number of ordinary shares outstanding-basic	164,755	1,818,446,889	1,818,446,889	164,755	1,740,412,875	1,740,412,875
Weighted average number of ordinary shares outstanding-diluted	164,755	1,818,446,889	1,818,446,889	164,755	1,740,412,875	1,740,412,875

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	June 30, 2022		June 30, 2021	June 30, 2022
(In thousands, except for share and per share data)	RMB	RMB	US$	RMB	RMB	US$

Reconciliation of Adjusted net loss attributable to ordinary shareholders of the Company to Net loss attributable to ordinary shareholders of the Company

Net loss attributable to ordinary shareholders of the Company	(85,376)	(575,381)	(85,901)	(120,633)	(671,282)	(100,220)
Add: Equity-settled listing costs	—	298,032	44,495	—	298,032	44,495
Share-based compensation expenses	—	122,936	18,354	—	166,686	24,886
Fair value changes of convertible and redeemable preferred shares	—	64,525	9,633	—	59,393	8,867
Fair value changes of financial assets at fair value through profit or loss	—	(1,753)	(262)	—	(1,753)	(262)
Adjusted net loss attributable to ordinary shareholders of the Company	(85,376)	(91,641)	(13,681)	(120,633)	(148,924)	(22,234)

Adjusted net basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(518.20)	(0.05)	(0.01)	(732.19)	(0.09)	(0.01)
Diluted	(518.20)	(0.05)	(0.01)	(732.19)	(0.09)	(0.01)

Adjusted net basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(5,182.00)	(0.50)	(0.08)	(7,321.86)	(0.86)	(0.13)
Diluted	(5,182.00)	(0.50)	(0.08)	(7,321.86)	(0.86)	(0.13)

Weighted average number of ordinary shares outstanding-basic	164,755	1,818,446,889	1,818,446,889	164,755	1,740,412,875	1,740,412,875
Weighted average number of ordinary shares outstanding-diluted	164,755	1,818,446,889	1,818,446,889	164,755	1,740,412,875	1,740,412,875

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2021		June 30, 2022
(In thousands)	RMB		RMB	US$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	8,489		413,697	61,763
Trade receivables	38,456		67,267	10,043
Prepayments, other receivables and other assets	105,833		83,897	12,526
Total current assets	152,778		564,861	84,332
Non-current assets
Right-of-use assets	19,766		21,820	3,258
Financial assets at fair value through profit or loss	5,000		6,753	1,008
Property, plant and equipment	548		550	82
Intangible assets	—		933	139
Total non-current assets	25,314		30,056	4,487
Total assets	178,092		594,917	88,819

LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	7,067		9,524	1,422
Trade payables	16,872		22,689	3,387
Other payables and accruals	112,148		132,164	19,732
Total current liabilities	136,087		164,377	24,541
Non-current liabilities
Non-current lease liabilities	12,566		11,093	1,656
Total non-current liabilities	12,566		11,093	1,656
Total liabilities	148,653		175,470	26,197

EQUITY
Class A Common Shares	—	*	32,131	4,797
Class B Common Shares	—		16,674	2,489
Class C Common Shares	—		93,702	13,990
Additional paid in capital	423,329		1,342,187	200,383
Accumulated losses	(393,890)		(1,065,172)	(159,026)
Accumulated other comprehensive loss	—		(75)	(11)
Total equity	29,439		419,447	62,622
Total equity and liabilities	178,092		594,917	88,819

Note:

* Representing amount less than RMB1,000.

** In accordance with the IFRS rules Dada Auto Inc. was considered for accounting purposes to be the successor company upon the consummation of the Merger Transactions and consequently the Company reports the financial results of Dada Auto Inc. as the Company’s historical financial results for the fiscal years ended December 31, 2021 in the Company’s statements of financial position, and three and six months ended June 30, 2021 in the Company’s statements of loss and other comprehensive loss.